FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

IMH Assets Corp.	0001017447
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 28, 2005, Series 2005-8	333-126443

Name of Person Filing the Document
(If Other than the Registrant)


05073066


RECEIVED
NOV 2 9 2005
192
WASH., D.C.
SECTION



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IMH ASSETS CORP.

By: 
Name: Richard J. Johnson
Title: CFO

Dated: November 28, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction


SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH, D.C. 192 SECTION

Computational Materials

Impac CMB Trust Series 2005-8
COLLATERALIZED ASSET-BACKED BONDS, SERIES 2005-8

$[805,538,000]
(Approximate)

IMH Assets Corp.
Depositor

Impac Mortgage Holdings, Inc.
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities nor the issuer of the securities makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation to the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not yet been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive computational materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Structural Term Sheet **Date Prepared: November 18, 2005**

$[805,538,000] (Approximate)
IMH Assets Corp., Collateralized Asset-Backed Bonds, Series 2005-8

Class (1)(2)	Approximate Bond Balance (3)	Tranche Type	WAL (Yrs.) Call/Mat (4)(5)	Modified Duration (Yrs.) Call/Mat(4) (5)	Payment Window (Mos.) Call/Mat(4) (5)	Expected Rating (S&P / Moody's)(6)	Last Scheduled Payment Date
1-A	$[436,747,000]	Floating Rate Super Senior	[ ]	[ ]	[ ]	[AAA/Aaa]	[ ]
1-AM	$[48,528,000]	Floating Rate Senior Support	[ ]	[ ]	[ ]	[ ]	[ ]
1-A-IO	N/A	NAS	N/A	N/A	1 - 6 / 1 - 6	[AAA/Aaa]	February 2036
1-M-1	$[26,845,000]	Floating Rate Mezzanine	2.76 / 3.24	2.52 / 2.86	1 - 61 / 1 - 189	[AA+/Aa1]	February 2036
1-M-2	$[19,470,000]	Floating Rate Mezzanine	2.76 / 3.24	2.51 / 2.86	1 - 61 / 1 - 189	[AA/Aa2]	February 2036
1-M-3	$[13,570,000]	Floating Rate Mezzanine	2.76 / 3.24	2.51 / 2.86	1 - 61 / 1 - 189	[AA-/Aa3]	February 2036
1-M-4	$[14,455,000]	Floating Rate Mezzanine	2.76 / 3.24	2.51 / 2.85	1 - 61 / 1 - 189	[A+/A1]	February 2036
1-M-5	$[9,735,000]	Floating Rate Mezzanine	2.76 / 3.24	2.50 / 2.85	1 - 61 / 1 - 189	[A/A2]	February 2036
1-M-6	$[7,670,000]	Floating Rate Mezzanine	2.76 / 3.24	2.50 / 2.84	1 - 61 / 1 - 189	[A-/A3]	February 2036
1-M-7	$[9,145,000]	Floating Rate Mezzanine	2.76 / 3.24	2.45 / 2.78	1 - 61 / 1 - 189	[BBB+/Baa1]	February 2036
1-B	$[3,835,000]	Floating Rate Subordinate	2.76 / 3.24	2.44 / 2.75	1 - 61 / 1 - 189	[BBB/Baa2]	February 2036
2-A	$[ ]	Floating Rate Multi-Family Super Senior	4.19 / 4.65	3.73 / 4.04	1 - 81 / 1 - 196	[NR/Aaa]	February 2036
2-AM	$[ ]	Floating Rate Multi-Family Senior Support	4.19 / 4.65	3.73 / 4.04	1 - 81 / 1 - 196	[NR/Aaa]	February 2036
2-M-1	$[21,882,000]	Floating Rate Multi-Family Mezzanine	4.19 / 4.65	3.72 / 4.02	1 - 81 / 1 - 196	[NR/Aa2]	February 2036
2-M-2	$[24,070,000]	Floating Rate Multi-Family Mezzanine	4.19 / 4.65	3.69 / 3.98	1 - 81 / 1 - 196	[NR/A2]	February 2036
2-M-3	$[21,882,000]	Floating Rate Multi-Family Mezzanine	4.19 / 4.65	3.56 / 3.81	1 - 81 / 1 - 196	[NR/Baa2]	February 2036
2-B	[13,130,000]	Floating Rate Multi-Family Subordinate	4.19 / 4.65	3.53 / 3.78	1 - 81 / 1 - 196	[NR/Baa3]	February 2036
Total:	**$[805,538,000]**(7)						

(1) The Class 1-A, Class 1-AM, Class 1-A-IO, Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 1-M-7 and Class 1-B Bonds (collectively, the "Group 1 Bonds") are backed by the cash flows from the Group 1 Mortgage Loans and the Class 2-A, Class 2-AM, Class 2-M-1, Class 2-M-2, Class 2-M-3 and Class 2-B Bonds (collectively, the "Group 2 Bonds") are backed by the cash flows from the Group 2 Mortgage Loans. Under limited circumstances, as described under "Group 1 Priority of Payments" and "Group 2 Priority of Payments" below, cash flows from one Loan Group may be used to cover Realized Losses in the other Loan Group.
(2) Each class of Group 1 Bonds (other than the Class 1-A-IO Bonds) and Group 2 Bonds is subject to a cap equal to the lesser of (i) 11.50% for the Group 1 Bonds and [11.50]% for the Group 2 Bonds and (ii) the applicable Available Funds Rate (as described below).
(3) The bond balances are subject to a +/-5% variance.

(4) The Offered Securities (other than the Class 1-A-IO Bonds) are priced to call. In the event that an optional clean-up call (as described below) does not occur on the earliest possible date, (i) the respective margins for the Group 1 Class A Bonds and Group 2 Class A Bonds will increase 2.0x and (ii) the respective margins for the Group 1 Subordinate Bonds (as defined below) and Group 2 Subordinate Bonds (as defined below) will increase 1.5x.
(5) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein.
(6) Rating agency contacts: Standard & Poor's, James Taylor, (212) 438-6067; Moody's, Eric Fellows, (415) 274-1728. Only Moody's will be rating the Group 2 Bonds.
(7) Excludes the Class 1-A-IO Notional Balance.

Trust:	Impac CMB Trust Series 2005-8.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	Impac Funding Corporation.
Sub-Servicers:	Countrywide Home Loans Servicing LP will act as initial sub-servicer with respect to substantially all of the Group 1 Mortgage Loans deposited into the Trust on the Closing Date and, with respect to the Group 1 Subsequent Mortgage Loans, no later than three months after the date of transfer. On or about February 1, 2006, the sub-servicing on 91.75% of the Group 1 Mortgage Loans will transfer to GMAC Mortgage Corporation. Midland Loan Services, Inc. will sub-service the Group 2 Mortgage Loans.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Bear Stearns & Co. Inc. (Co-Manager) and UBS Investment Bank (Co-Manager)
Indenture Trustee:	Deutsche Bank National Trust Company.
Owner Trustee:	Wilmington Trust Company.
Offered Securities:	The "Offered Securities" will consist of (i) the Class 1-A, Class 1-AM and Class 1-A-IO Bonds (collectively, the "Group 1 Class A Bonds"), (ii) the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 1-M-7 and Class 1-B Bonds (collectively, the "Group 1 Subordinate Bonds" and together, with the Group 1 Class A Bonds, the "Group 1 Bonds") and (iii) the Class 2-A and Class 2-AM Bonds (together, the "Group 2 Class A Bonds") and (iv) the Class 2-M-1, Class 2-M-2, Class 2-M-3 and Class 2-B Bonds (collectively, the "Group 2 Subordinate Bonds" and together, with the Group 2 Class A Bonds, the "Group 2 Bonds").
Owner Trust Certificates:	The Trust will also issue Owner Trust Certificates representing the beneficial ownership interest in the Trust. The Owner Trust Certificates are not offered hereby.
Registration:	The Offered Securities will be available in book-entry form through DTC.
ERISA Eligibility:	The Offered Securities are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Eligibility:	[The Group 1 Class A Bonds, Class 1-M-1 Bonds, Class 1-M-2 Bonds, Class 1-M-3 Bonds, Group 2 Class A Bonds and Class 2-M-1 Bonds are expected to constitute "mortgage related securities" for purposes of SMMEA. The other Offered Securities will not be SMMEA eligible.]
Sample Pool Calculation Date:	November 1, 2005.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of November 1, 2005, or the origination date of such Mortgage Loan. For each Group 1 Subsequent Mortgage Loan, the later of the first day of the month in which the Group 1 Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Group 1 Subsequent Mortgage Loan.

Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Group 1 Pre-Funding Account on the Closing Date.
Expected Pricing Date:	November [21], 2005.
Expected Closing Date:	November [29], 2005.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in December 2005.
Accrued Interest:	The price to be paid by investors for the Offered Securities (other than the Class 1-A-IO Bonds) will not include accrued interest thru the Closing Date (i.e., settling flat). The price to be paid by investors for the Class 1-A-IO Bonds will include interest up to, but not including, the Closing Date.
Interest Accrual Period:	With respect to the Offered Securities (other than the Class 1-A-IO Bonds) and any Payment Date, the period commencing from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date (on an actual/360 basis). With respect to the Class 1-A-IO Bonds and any Payment Date, the calendar month preceding the month in which such Payment Date occurs (on a 30/360 day basis).
Due Date:	With respect to substantially all of the Mortgage Loans, the first day of each calendar month, otherwise, the date specified in the related mortgage note.
Optional Termination:	Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Group 1 Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the sum of the outstanding aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount is less than or equal to 20% of the scheduled unpaid principal balance of the Group 1 Mortgage Loans as of the Cut-off Date, plus the amount on deposit in the Group 1 Pre-Funding Account on the Closing Date, and (ii) the Payment Date occurring in November 2015. Subject to any restrictions set forth in the transaction documents, the terms of the transaction allow for a clean-up call with respect to the Group 2 Bonds, which may be exercised upon the earlier of (i) any Payment Date on which the sum of the outstanding aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 20% of the scheduled unpaid principal balance of the Group 2 Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in November 2015.
Pricing Prepayment Speed:	The Offered Securities will be priced based on (i) with respect to the Group 1 Mortgage Loans, 6% CPR in month 1, an additional 1/17th of 24% CPR for each month thereafter, building to 30% CPR in month 18 and remaining constant at 30% CPR thereafter, adjusted for seasoning and (ii) with respect to the Group 2 Mortgage Loans, 0% CPR in month 1 through month 12, building to 10% CPR in month 13 and remaining constant at 10% CPR until month 24, building to 15% CPR in month 25 and remaining constant at 15% CPR until month 36, building to 25% CPR in month 37 and remaining constant at 25% CPR until month 48 and remaining at 30% CPR thereafter, adjusted for seasoning.
Mortgage Loans:	The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $785,434,901, of which: (a) approximately $566,614,596 consist of a pool of

adjustable rate residential mortgage loans secured by first liens on the related mortgaged properties (the "Group 1 Mortgage Loans") and (b) approximately $218,820,305 consist of a pool of adjustable rate multi-family mortgage loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans"). The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to the Group 1 Subsequent Mortgage Loans, during the Funding Period. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Group 1 Original Pre-Funded Amount: A deposit of not more than approximately $139,153,649 (the "Group 1 Original Pre-Funded Amount") will be made to a pre-funding account (the "Group 1 Pre-Funding Account") on the Closing Date for the purpose of the Group 1 Bonds. From the Closing Date to no later than December 30, 2005 (the "Group 1 Funding Period"), the Group 1 Pre-Funded Amount on deposit in the Group 1 Pre-Funding Account will be used to purchase subsequent Group 1 Mortgage Loans (the "Group 1 Subsequent Mortgage Loans"). Any portion of the Group 1 Original Pre-Funded Amount remaining on the last day of the Funding Period will be distributed, pro-rata, as a prepayment of principal on the Group 1 Bonds on the immediately following Payment Date.

Group 1 Pre-Funded Amount: The amount on deposit in the Group 1 Pre-Funding Account on any date of determination.

Interest Rate: The Interest Rate on the Offered Securities (other than the Class 1-A-IO Bonds) for any Payment Date will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the applicable Available Funds Rate, and (c) a fixed cap of 11.50% for the Group 1 Bonds and a fixed cap of [11.50]% for the Group 2 Bonds.

The Class 1-A-IO Bonds will accrue interest based on (i) the Notional Balance set forth below and (ii) the rates set forth below (the "Class 1-A-IO Interest Rate"):

Period	Notional Balance ($)	Rate
1	590,000,000	0.80%
2	541,529,592	1.00%
3	496,101,201	1.00%
4	454,483,412	1.00%
5	416,356,613	1.00%
6	381,427,998	1.00%

Premium Rate: Approximately 1.85% of the Group 1 Mortgage Loans by the Group 1 Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Group 1 Mortgage Loan for that period expressed as a weighted average rate for the applicable Mortgage Loans. As of the Sample Pool Calculation Date, the Premium Rate of the Group 1 Mortgage Loans is approximately 0.023%. None of the Group 2 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average sub-servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately 0.375% for the adjustable rate first lien residential Mortgage Loans as of the Closing Date), (b) a master servicing fee rate of 0.030%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0042%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust relating to the Group 1 Derivative Contracts (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans and the Group 1 Pre-Funded Amount (in the case of (a) and (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately 0.1461% as of the Closing Date), (b) a master servicing fee rate of 0.030%, (c) a combined indenture trustee and owner trustee fee rate of approximately 0.0042% and (d) the amount of any net payments made from the Trust relating to the Group 2 Derivative Contracts (such amounts "Net Derivative Fees"), expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans.

Group 1 Available Funds Rate: For any Payment Date, the "Group 1 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the excess of (i) the Group 1 Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Group 1 Mortgage Loans and Group 1 Pre-Funded Amount as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 1 Bonds immediately prior to such Payment Date, over (ii) the Class 1-A-IO Interest Rate multiplied by a fraction equal to (x) the applicable Class 1-A-IO Notional Balance divided by (y) the principal balance of the Group 1 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Group2 Available Funds Rate: For any Payment Date, the "Group 2 Available Funds Rate," as expressed on a per annum basis, will equal the product of (a) the Group 2 Net Mortgage Rate, multiplied by a fraction equal to (x) the aggregate principal balance of the Group 2 Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Group 2 Bonds immediately prior to such Payment Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Available Funds Rate: Either the Group 1 Available Funds Rate or Group 2 Available Funds Rate.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Offered Securities (other than the Class 1-A-IO Bonds) resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.50% and [11.50]%, respectively, for the Group 1 Bonds (other than the Class 1-A-IO Bonds) and Group 2 Bonds, respectively, over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent Payment Dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The Trust will include interest rate derivative contracts for the benefit of the Group 1 Bonds (other than the Class 1-A-IO Bonds) and Group 2 Bonds (the "Group 1 Derivative Contracts" and the "Group 2 Derivative Contracts," collectively, the "Derivative Contracts"). The Group 1 Derivative Contracts will have an initial aggregate notional balance of $[575,156,838] on [December 25, 2005] and will decline thereafter. The Group 2 Derivative Contracts will have an initial aggregate notional balance of $[180,101,800] on [December 25, 2005] and will decline thereafter. Payments received on the Group 1 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Group 1 Bonds (other than the Class 1-A-IO Bonds) any remaining unpaid Basis Risk Amounts relating to the Group 1 Bonds, first, concurrently to the Group 1 Class A Bonds (other than the Class 1-A-IO Bonds), pro-rata, based on entitlement and then sequentially, to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 1-M-7 and Class 1-B Bonds, in that order, any Basis Risk Amounts. Any amounts received on the Group 1 Derivative Contracts remaining after payment of Basis Risk Amounts will be included in Group 1 Excess Cash Flow. Payments received on the Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay Group 2 Bonds, first, concurrently to the Group 2 Class A Bonds, pro-rata, based on entitlement and then sequentially, to the Class 2-M-1 Bonds, Class 2-M-2 Bonds, Class 2-M-3 Bonds and Class 2-B Bonds, any remaining unpaid Basis Risk Amounts. Any amounts received on the Group 2 Derivative Contracts remaining after payment of Basis Risk Amounts will be included in Group 2 Excess Cash Flow. None of the Derivative Contracts will have a remaining term in excess of 60 months.

In any given period, the aggregate notional balance of the Group 1 Derivative Contracts and Group 2 Derivative Contracts will not exceed the aggregate principal balance of the Group 1 Bonds and Group 2 Bonds, respectively.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Offered Securities, as the case may be:

Class	S&P / Moody's	Subordination (after required target is reached)
Group 1 Class A	[AAA/Aaa]	[18.10]%
1-M-1	[AA+/Aa1]	[13.55]%
1-M-2	[AA/Aa2]	[10.25]%
1-M-3	[AA-/Aa3]	[7.95]%
1-M-4	[A+/A1]	[5.50]%
1-M-5	[A/A2]	[3.85]%
1-M-6	[A-/A3]	[2.55]%
1-M-7	[BBB+/Baa1]	[1.00]%
1-B	[BBB/Baa2]	[0.35]%
Group 2 Class A	[NR/Aaa]	[57.60]%
2-M-1	[NR/Aa2]	[28.80]%
2-M-2	[NR/A2]	[14.40]%
2-M-3	[NR/Baa2]	[7.20]%
2-B	[NR/Baa3]	[3.60]%

- Subordination for each Class of Offered Securities is based on the related Loan Group
- Only Moody's will be rating the Group 2 Bonds.

1. Group 1 Overcollateralization. The required initial Group 1 Overcollateralization will be zero and will remain at zero through the Payment Date occurring in May 2006, after which time the required target Group 1 Overcollateralization will increase to 0.35% of the sum of the aggregate Cut-off Date Balance of the Group 1 Mortgage Loans (such balance the "Group 1 Cut-off Date Balance") and the Group 1 Original Pre-Funded Amount (approximately $2,065,000). The required Group 1 Overcollateralization amount does not step down.

2. Group 2 Overcollateralization. The initial Group 2 Overcollateralization will be 1.50% and the initial required target Group 2 Overcollateralization will be 3.60% of the aggregate Cut-off Date Balance of the Group 2 Mortgage Loans (such balance the "Group 2 Cut-off Date Balance") and remain at 3.60% through the Payment Date prior to the Group 2 Stepdown Date.

   a. *Stepdown of Group 2 Overcollateralization*: On or after the Group 2 Stepdown Date and for so long as a Group 2 Trigger Event (the parameters of the "Group 2 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 2 Overcollateralization will equal the greater of (i) an amount equal to 7.20% of the then current aggregate unpaid principal balance of the Group 2 Mortgage Loans and (ii) an overcollateralization floor equal to 0.50% of the Group 2 Cut-off Date Balance. As used herein, "Group 2 Stepdown Date" shall mean the later of (a) the Payment Date occurring in December 2012, and (b) the first Payment Date on which the aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 50% of the Group 2 Cut-off Date Balance.

   b. *Group 2 Trigger Event:* Upon the occurrence of a Group 2 Trigger Event on or after the Group 2 Stepdown Date, and for so long as such Group 2 Trigger Event is in effect, the Group 2 Overcollateralization Target will be equal to the Group 2 Overcollateralization Target on the Payment Date immediately preceding the Payment Date on which such Trigger Event is in effect.

3. Excess Cash Flow. "Group 1 Excess Cash Flow" and "Group 2 Excess Cash Flow" for any Payment Date and group of Offered Securities will be equal to the available funds remaining after priorities 1 and 2, under "Group 1 Priority of Payments" and "Group 2 Priority of Payments," respectively, below and any amounts remaining after payment of any Basis Risk Amounts received on the Group 1 Derivative Contracts and Group 2 Derivative Contracts, respectively.

4. Subordination. The Group 1 Subordinate Bonds and the Group 2 Subordinate Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under *"Realized Losses"* below. The Class 1-AM Bonds will provide additional credit support for the Class 1-A Bonds, to the extent described under *"Realized Losses"* below. The Class 2-AM Bonds will provide additional credit support for the Class 2-A Bonds, to the extent described under *"Realized Losses"* below.

Realized Losses: If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a Loan Group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such Loan Group, (ii) second, by Excess Cash Flow relating to the non-related Loan Group and (iii) last, by the reduction of overcollateralization relating to such Loan Group.

Following the reduction of any excess interest and Group 1 Overcollateralization to zero, all allocable Realized Losses on the Group 1 Mortgage Loans will be applied to the Group 1 Bonds (other than the Class 1-A-IO Bonds), beginning with the Class 1-B Bonds, then to the Class 1-M-7 Bonds, then to the Class 1-M-6 Bonds, then to the Class 1-M-5 Bonds, then to the Class 1-M-4 Bonds, then to the Class 1-M-3 Bonds, then to the Class 1-M-2 Bonds, then to the Class 1-M-1 Bonds, then to the Class 1-AM Bonds and then to the Class 1-A Bonds. Any Realized Losses allocated to the Group 1 Bonds will not bear interest and will be reimbursed solely as provided below in *"Group 1 Priority of Payments"*.

Following the reduction of any Group 2 Overcollateralization to zero, all allocable Realized Losses on the Group 2 Mortgage Loans will be applied to the Group 2 Bonds, beginning with the Class 2-B Bonds, then to the Class 2-M-3 Bonds, then to the Class 2-M-2 Bonds, then to the Class 2-M-1 Bonds, then to the Class 2-A Bonds and then to the Class 2-AM Bonds. Any Realized Losses allocated to the Group 2 Bonds will not bear interest and will be reimbursed solely as provided below in *"Group 2 Priority of Payments."*

Allocated Realized Loss Amount: With respect to any class of Offered Securities and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Group 1 Principal Distributions: Principal collected on the Group 1 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 1 Bonds, other than the Class 1-A-IO Bonds, (such amount the "Group 1 Principal Distribution Amount").

Group 1 Priority of Payments: Available funds from the Group 1 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee, Net Derivative Fees and private mortgage insurance premium fees) will be distributed as follows:

1. Group 1 interest funds, sequentially to (i) concurrently, to the Group 1 Class A Bonds, pro rata based on entitlement, and (ii) sequentially, to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 1-M-7 and Class 1-B Bonds;
2. From remaining Group 1 available funds, on a *pro rata* basis, the Group 1 Principal Distribution Amount to the Group 1 Bonds (other than the Class 1-A-IO Bonds);
3. Group 1 Excess Cash Flow, as principal to the Group 1 Bonds (other than the Class 1-A-IO Bonds) on a *pro rata* basis to build or restore Group 1 Overcollateralization to the required Group 1 Overcollateralization Target amount;
4. Any remaining Group 1 Excess Cash Flow, sequentially to the Class 1-A, Class 1-AM, Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 1-M-7 and Class 1-B Bonds, in respect of any Allocated Realized Loss Amounts;
5. Group 1 Excess Cash Flow, sequentially to (i) concurrently, to the Group 1 Class A Bonds (other than the Class 1-A-IO Bonds) and (ii) sequentially to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 1-M-7 and Class 1-B Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 1 Excess Cash Flow, (i) concurrently, to the Group 1 Class A Bonds, pro rata based on entitlement and (ii) sequentially, to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 1-M-7 and Class 1-B Bonds, to cover

any Group 1 Basis Risk Amounts which are not covered by payments received in respect of the Group 1 Derivative Contracts;

7. Any remaining Group 1 Excess Cash Flow, following the distributions described in Clause 6 above, *pro rata*, as principal to the Group 2 Bonds to restore the Group 2 Overcollateralization, which may have been reduced by Realized Losses on the Group 2 Mortgage Loans, to the Group 2 Overcollateralization Target (after application of Group 2 Excess Cash Flow);
8. Any remaining Group 1 Excess Cash Flow, sequentially, to the Class 2-A, Class 2-AM, Class 2-M-1, Class 2-M-2, Class 2-M-3 and Class 2-B Bonds, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Group 1 Excess Cash Flow, following the distributions described in clause 8 above, to the Owner Trust Certificates.

Group 2 Principal Distributions:

Principal collected on the Group 2 Mortgage Loans will be distributed on each Payment Date, *pro rata*, between the Group 2 Bonds (such amount the "Group 2 Principal Distribution Amount").

Group 2 Priority of Payments:

Available funds from the Group 2 Mortgage Loans (which are net of any servicing, master servicing, indenture trustee, owner trustee and Net Derivative Fees) will be distributed as follows:

1. Group 2 interest funds, sequentially to (i) concurrently, to the Group 2 Class A Bonds, pro rata based on entitlement, and (ii) sequentially, to the Class 2-M-1, Class 2-M-2, Class 2-M-3 and Class 2-B Bonds;
2. From remaining Group 2 available funds, on a *pro rata* basis, the Group 2 Principal Distribution Amount to the Group 2 Bonds;
3. Group 2 Excess Cash Flow, as principal to the Group 2 Bonds on a *pro rata* basis to build or restore Group 2 Overcollateralization to the required Group 2 Overcollateralization Target amount;
4. Any remaining Group 2 Excess Cash Flow, sequentially, to the Class 2-A, Class 2-AM, Class 2-M-1, Class 2-M-2, Class 2-M-3 and Class 2-B Bonds, in respect of Allocated Realized Loss Amounts;
5. Any remaining Group 2 Excess Cash Flow, sequentially to (i) concurrently, to the Group 2 Class A Bonds and (ii) sequentially, to the 2-M-1, Class 2-M-2, Class 2-M-3 and Class 2-B Bonds, to cover any Unpaid Interest Shortfall Amounts;
6. Any remaining Group 2 Excess Cash Flow, sequentially to (i) concurrently, to the Group 2 Class A Bonds and (ii) sequentially, to the Class 2-M-1, Class 2-M-2, Class 2-M-3 and Class 2-B Bonds, to cover any Group 2 Basis Risk Amounts which are not covered by payments received in respect of the Group 2 Derivative Contracts;
7. Any remaining Group 2 Excess Cash Flow, *pro* rata, as principal to the Group 1 Bonds to restore the Group 1 Overcollateralization, which may have been reduced by Realized Losses on the Group 1 Mortgage Loans, to the Group 1 Overcollateralization Target (after application of Group 1 Excess Cash Flow);
8. Any remaining Group 2 Excess Cash Flow, sequentially to the Class 1-A, Class 1-AM, Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 1-M-7 and Class 1-B Bonds, in respect of Allocated Realized Loss Amounts; and
9. Any remaining Group 2 Excess Cash Flow, to the Owner Trust Certificates.

[DM Tables, Available Rate Schedules and Collateral Tables to follow]

Impac CMB Trust Series 2005-8, Class 1-A

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$436,747,000
Pass-Thru Margin (pre-step-up):	[ ]%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)					
WAL (yr) MDUR (yr) First Prin Pay Last Prin Pay					

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)					
WAL (yr) MDUR (yr) First Prin Pay Last Prin Pay					

Impac CMB Trust Series 2005-8, Class 1-AM

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$48,528,000
Pass-Thru Margin (pre-step-up):	[ ]%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)					
WAL (yr) MDUR (yr) First Prin Pay Last Prin Pay					

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)					
WAL (yr) MDUR (yr) First Prin Pay Last Prin Pay					

Impac CMB Trust Series 2005-3, Class 1-A-IO

Price-Yield Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$590,000,000
Initial Coupon	0.800%

To Call:

Prepayment Assumption	0.00%	50.00%	100.00%	150.00%	200.00%
Yield @ 0.33605%	4.75	4.75	4.75	4.75	4.75
MDUR (yr)	0.26	0.26	0.26	0.26	0.26

To Maturity:

Prepayment Assumption	0.00%	50.00%	100.00%	150.00%	200.00%
Yield @ 0.33605%	4.75	4.75	4.75	4.75	4.75
MDUR (yr)	0.26	0.26	0.26	0.26	0.26

Impac CMB Trust Series 2005-8, Class 1-M-1

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$26,845,000
Pass-Thru Margin (pre-step-up):	0.440%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	44	44	44	44	44
WAL (yr)	9.76	5.24	2.74	1.85	1.41
MDUR (yr)	7.79	4.43	2.50	1.74	1.35
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Nov15	Nov15	Dec10	Feb09	Apr08

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	53	46	47	47	46
WAL (yr)	21.41	6.17	3.23	2.15	1.61
MDUR (yr)	13.07	4.92	2.85	1.98	1.51
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Sep35	Oct32	Aug21	Oct15	Aug12

Impac CMB Trust Series 2005-8, Class 1-M-2

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$19,470,000
Pass-Thru Margin (pre-step-up):	0.460%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	46	46	46	46	46
WAL (yr)	9.76	5.24	2.74	1.85	1.41
MDUR (yr)	7.78	4.42	2.50	1.74	1.35
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Nov15	Nov15	Dec10	Feb09	Apr08

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	55	48	49	49	48
WAL (yr)	21.41	6.17	3.23	2.15	1.61
MDUR (yr)	13.04	4.92	2.85	1.98	1.51
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Sep35	Oct32	Aug21	Oct15	Aug12

Impac CMB Trust Series 2005-8, Class 1-M-3

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$13,570,000
Pass-Thru Margin (pre-step-up):	0.500%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	50	50	50	50	50
WAL (yr)	9.76	5.24	2.74	1.85	1.41
MDUR (yr)	7.76	4.42	2.50	1.74	1.34
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Nov15	Nov15	Dec10	Feb09	Apr08

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	60	52	53	53	53
WAL (yr)	21.41	6.17	3.23	2.15	1.61
MDUR (yr)	12.99	4.91	2.84	1.98	1.51
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Sep35	Oct32	Aug21	Oct15	Aug12

Impac CMB Trust Series 2005-8, Class 1-M-4

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$14,455,000
Pass-Thru Margin (pre-step-up):	0.620%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	62	62	62	62	62
WAL (yr)	62	62	62	62	62
MDUR (yr)	9.76	5.24	2.74	1.85	1.41
First Prin Pay	7.71	4.40	2.49	1.73	1.34
Last Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	74	65	66	66	65
WAL (yr)	74	65	66	66	65
MDUR (yr)	21.41	6.17	3.23	2.15	1.61
First Prin Pay	12.83	4.88	2.84	1.98	1.51
Last Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05

Impac CMB Trust Series 2005-8, Class 1-M-5

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$9,735,000
Pass-Thru Margin (pre-step-up):	0.660%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	66	66	66	66	66
WAL (yr)	9.76	5.24	2.74	1.85	1.41
MDUR (yr)	7.70	4.39	2.49	1.73	1.34
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Nov15	Nov15	Dec10	Feb09	Apr08

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	79	69	70	70	70
WAL (yr)	21.41	6.17	3.23	2.15	1.61
MDUR (yr)	12.77	4.87	2.83	1.97	1.50
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Sep35	Oct32	Aug21	Oct15	Aug12

Impac CMB Trust Series 2005-8, Class 1-M-6

Price-DM Sensitivity Report

Settlement: [11/29/05]
Class Balance: $7,670,000
Pass-Thru Margin (pre-step-up): 0.730%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	73	73	73	73	73
WAL (yr)	73	73	73	73	73
MDUR (yr)	9.76	5.24	2.74	1.85	1.41
First Prin Pay	7.67	4.38	2.49	1.73	1.34
Last Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	87	77	77	77	77
WAL (yr)	87	77	77	77	77
MDUR (yr)	21.41	6.17	3.23	2.15	1.61
First Prin Pay	12.68	4.86	2.83	1.97	1.50
Last Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05

Impac CMB Trust Series 2005-8, Class 1-M-7

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$9,145,000
Pass-Thru Margin (pre-step-up):	1.550%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	155	155	155	155	155
WAL (yr)	9.76	5.24	2.74	1.85	1.41
MDUR (yr)	7.36	4.25	2.44	1.71	1.33
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Nov15	Nov15	Dec10	Feb09	Apr08

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	183	162	164	164	163
WAL (yr)	21.41	6.17	3.23	2.15	1.61
MDUR (yr)	11.71	4.68	2.76	1.94	1.48
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Sep35	Oct32	Aug21	Oct15	Aug12

Impac CMB Trust Series 2005-8, Class 1-B

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$3,835,000
Pass-Thru Margin (pre-step-up):	1.600%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at 99.00335%	173	183	200	217	233
WAL (yr)	9.76	5.24	2.74	1.85	1.41
MDUR (yr)	7.33	4.21	2.42	1.69	1.32
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Nov15	Nov15	Dec10	Feb09	Apr08

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at 99.00335%	198	188	204	220	234
WAL (yr)	21.41	6.17	3.23	2.15	1.61
MDUR (yr)	11.59	4.63	2.74	1.92	1.47
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Sep35	Oct32	Aug21	Oct15	Aug12

Impac CMB Trust Series 2005-8, Class 2-A

Price-DM Sensitivity Report

Settlement: [11/29/05]
Class Balance: $[ ]
Pass-Thru Margin (pre-step-up): [ ]%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)					
WAL (yr) MDUR (yr) First Prin Pay Last Prin Pay					

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)					
WAL (yr) MDUR (yr) First Prin Pay Last Prin Pay					

Impac CMB Trust Series 2005-8, Class 2-AM

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$[ ]
Pass-Thru Margin (pre-step-up):	[ ]%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)					
WAL (yr) MDUR (yr) First Prin Pay Last Prin Pay					

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)					
WAL (yr) MDUR (yr) First Prin Pay Last Prin Pay					

Impac CMB Trust Series 2005-8, Class 2-M-1

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$21,882,000
Pass-Thru Margin (pre-step-up):	0.500%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	50	50	50	50	50
WAL (yr)	9.19	6.16	4.19	3.38	2.93
MDUR (yr)	7.34	5.16	3.72	3.07	2.70
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Nov15	Nov15	Aug12	Jan11	Mar10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	60	53	52	51	51
WAL (yr)	19.28	7.28	4.65	3.60	3.05
MDUR (yr)	11.89	5.75	4.02	3.23	2.79
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Sep35	Apr32	Mar22	Dec16	Jan12

Impac CMB Trust Series 2005-8, Class 2-M-2

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$24,070,000
Pass-Thru Margin (pre-step-up):	0.750%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	75	75	75	75	75
WAL (yr)	9.19	6.16	4.19	3.38	2.93
MDUR (yr)	7.25	5.11	3.69	3.05	2.68
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Nov15	Nov15	Aug12	Jan11	Mar10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at Par (bps)	89	79	78	77	76
WAL (yr)	19.28	7.28	4.65	3.60	3.05
MDUR (yr)	11.61	5.68	3.98	3.21	2.77
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Sep35	Apr32	Mar22	Dec16	Jan12

Impac CMB Trust Series 2005-8, Class 2-M-3

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$21,882,000
Pass-Thru Margin (pre-step-up):	1.500%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at 96.38795 (bps)	202	223	250	270	287
WAL (yr)	9.19	6.16	4.19	3.38	2.93
MDUR (yr)	6.9	4.88	3.56	2.96	2.6
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Nov15	Nov15	Aug12	Jan11	Mar10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at 96.38795 (bps)	210	223	248	268	285
WAL (yr)	19.28	7.28	4.65	3.60	3.05
MDUR (yr)	10.58	5.35	3.81	3.10	2.69
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Sep35	Apr32	Mar22	Dec16	Jan12

Impac CMB Trust Series 2005-8, Class 2-B

Price-DM Sensitivity Report

Settlement:	[11/29/05]
Class Balance:	$13,130,000
Pass-Thru Margin (pre-step-up):	1.500%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at 94.64535 (bps)	228	260	300	331	355
WAL (yr)	9.19	6.16	4.19	3.38	2.93
MDUR (yr)	6.86	4.83	3.53	2.94	2.59
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Nov15	Nov15	Aug12	Jan11	Mar10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	50.00%	100.00%	150.00%	200.00%
DM at 94.64535 (bps)	227	257	295	326	351
WAL (yr)	19.28	7.28	4.65	3.60	3.05
MDUR (yr)	10.47	5.29	3.78	3.07	2.67
First Prin Pay	Dec05	Dec05	Dec05	Dec05	Dec05
Last Prin Pay	Sep35	Apr32	Mar22	Dec16	Jan12

[Available Rate Schedules and Collateral Tables to follow]

Group 1 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	4.54	13.68
2	4.92	14.70
3	5.20	14.99
4	5.43	15.23
5	5.50	15.30
6	5.71	15.50
7	6.43	16.20
8	6.48	16.28
9	6.49	16.25
10	6.50	16.21
11	6.54	16.18
12	6.50	16.07
13	6.53	16.04
14	6.42	15.89
15	6.44	15.89
16	6.66	16.09
17	6.48	15.91
18	6.56	16.01
19	6.52	15.99
20	6.70	16.19
21	6.68	16.18
22	6.70	16.21
23	6.78	16.29
24	6.69	15.57
25	6.73	15.62
26	6.62	15.55
27	6.63	15.58
28	6.79	15.75
29	6.64	15.60
30	6.73	15.70
31	6.66	15.64
32	6.74	15.79
33	6.68	15.74
34	6.68	15.76

Period	Available Rate (2)	Available Rate (3)
35	6.85	15.70
36	6.92	14.47
37	7.04	14.63
38	6.95	14.57
39	6.95	14.60
40	7.33	15.06
41	6.96	14.66
42	7.09	14.92
43	6.98	14.79
44	7.11	14.98
45	7.00	14.86
46	7.00	14.88
47	7.12	15.05
48	7.02	15.00
49	7.15	15.17
50	7.05	15.05
51	7.06	15.07
52	7.44	15.56
53	7.07	15.10
54	7.20	15.32
55	7.08	15.18
56	7.21	15.35
57	7.10	15.21
58	7.11	15.24
59	8.40	17.61
60	8.08	11.83
61	8.32	11.24

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR curves instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Group 2 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
1	6.67	16.31
2	5.81	14.19
3	5.99	14.39
4	6.30	14.72
5	6.16	14.60
6	6.34	14.80
7	6.35	14.83
8	6.42	14.92
9	6.40	14.92
10	6.41	14.90
11	6.47	14.94
12	6.42	14.85
13	6.48	14.88
14	6.37	14.82
15	6.39	14.89
16	6.67	15.21
17	6.44	15.02
18	6.54	15.16
19	6.49	15.15
20	6.59	15.29
21	6.54	15.28
22	6.57	15.34
23	6.66	15.47
24	6.62	15.46
25	6.67	15.56
26	6.56	15.53
27	6.58	15.63
28	6.74	15.88
29	6.61	15.84
30	6.69	16.01
31	6.64	16.05
32	6.72	16.23
33	6.56	14.53
34	6.58	14.62
35	7.06	15.23
36	6.88	13.78
37	7.03	14.01
38	6.94	14.04
39	6.96	14.21
40	7.36	14.79
41	7.02	14.78
42	7.16	15.11
43	7.08	15.18
44	7.21	15.49
45	7.13	15.55
46	7.16	15.75
47	7.30	16.32
48	7.22	16.40
49	7.36	16.76
50	7.31	16.92
51	7.35	17.21
52	7.68	17.89
53	7.44	18.05
54	7.57	18.50
55	7.53	18.69
56	7.63	18.84
57	7.13	14.06
58	6.73	8.82
59	7.44	8.99
60	7.48	9.27
61	7.77	9.67
62	7.54	9.39
63	7.57	9.43
64	8.41	10.48
65	7.62	9.79
66	7.91	10.34
67	7.68	10.07
68	7.97	10.45
69	7.75	10.15
70	7.78	10.20
71	8.10	10.89
72	7.88	10.78
73	8.18	11.20
74	7.96	10.89
75	8.00	10.95
76	8.60	11.77
77	8.11	11.37
78	8.44	12.02
79	8.22	11.71
80	8.55	12.18
81	8.33	11.86
82	NA	11.94

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR, 6-Month LIBOR and 1-Year LIBOR forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR and 6-Month LIBOR curves instantaneously increase by 1000 basis points in period 1. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

GRP 2

TOTAL HEDGES	STRIKE
180,101,800.00	4.31775
179,756,950.00	4.31776
179,382,030.00	4.31777
178,977,250.00	4.31778
178,543,260.00	4.31779
178,079,350.00	4.31780
177,585,930.00	4.31781
177,063,400.00	4.31782
176,511,660.00	4.31783
175,931,670.00	4.31784
175,323,370.00	4.31785
174,686,360.00	4.31786
174,021,450.00	4.31787
173,328,940.00	4.31788
172,608,980.00	4.31789
171,861,920.00	4.31790
171,087,760.00	4.31791
170,287,210.00	4.31792
169,460,820.00	4.31793
168,608,230.00	4.31794
167,730,360.00	4.31795
166,841,510.00	4.31795
165,950,590.00	4.31795
165,060,800.00	4.31795
164,175,530.00	4.31795
163,294,990.00	4.31795
162,419,070.00	4.31795
161,547,630.00	4.31795
160,681,420.00	4.31795
159,819,630.00	4.31795
158,962,670.00	4.31795
158,110,230.00	4.31795
130,456,050.00	4.29523
129,756,450.00	4.29523
124,736,950.00	4.29437
102,450,050.00	4.27630
101,900,700.00	4.27630
101,354,300.00	4.27630
100,810,400.00	4.27630
100,269,450.00	4.27630
99,731,450.00	4.27630
99,196,500.00	4.27630
98,664,500.00	4.27630
98,135,000.00	4.27630
97,608,450.00	4.27630
97,084,850.00	4.27630
96,564,300.00	4.27630
96,046,700.00	4.27630
95,531,600.00	4.27630
95,018,900.00	4.27630
94,509,150.00	4.27630
94,002,350.00	4.27630
93,498,050.00	4.27630
92,996,150.00	4.27630
92,497,200.00	4.27630
92,001,200.00	4.27630
49,707,700.00	4.36440
7,641,000.00	4.56300
	#DIV/0!
	#DIV/0!


PROCESSING
SEC MAIL
RECEIVED
NOV 2 9 2005
SECTION
WASH., D.C.
192

GRP 2

TOTAL HEDGES	STRIKE
180,101,800.00	4.31775
179,756,950.00	4.31776
179,382,030.00	4.31777
178,977,250.00	4.31778
178,543,260.00	4.31779
178,079,350.00	4.31780
177,585,930.00	4.31781
177,063,400.00	4.31782
176,511,660.00	4.31783
175,931,670.00	4.31784
175,323,370.00	4.31785
174,686,360.00	4.31786
174,021,450.00	4.31787
173,328,940.00	4.31788
172,608,980.00	4.31789
171,861,920.00	4.31790
171,087,760.00	4.31791
170,287,210.00	4.31792
169,460,820.00	4.31793
168,608,230.00	4.31794
167,730,360.00	4.31795
166,841,510.00	4.31795
165,950,590.00	4.31795
165,060,800.00	4.31795
164,175,530.00	4.31795
163,294,990.00	4.31795
162,419,070.00	4.31795
161,547,630.00	4.31795
160,681,420.00	4.31795
159,819,630.00	4.31795
158,962,670.00	4.31795
158,110,230.00	4.31795
130,456,050.00	4.29523
129,756,450.00	4.29523
124,736,950.00	4.29437
102,450,050.00	4.27630
101,900,700.00	4.27630
101,354,300.00	4.27630
100,810,400.00	4.27630
100,269,450.00	4.27630
99,731,450.00	4.27630
99,196,500.00	4.27630
98,664,500.00	4.27630
98,135,000.00	4.27630
97,608,450.00	4.27630
97,084,850.00	4.27630
96,564,300.00	4.27630
96,046,700.00	4.27630
95,531,600.00	4.27630
95,018,900.00	4.27630
94,509,150.00	4.27630
94,002,350.00	4.27630
93,498,050.00	4.27630
92,996,150.00	4.27630
92,497,200.00	4.27630
92,001,200.00	4.27630
49,707,700.00	4.36440
7,641,000.00	4.56300
	#DIV/0!
	#DIV/0!


PROCESSING
RECEIVED
NOV 29 2005
SEC MAIL
SECTION
192
WASH., D.C.